EXHIBIT 20.1

FOR IMMEDIATE RELEASE

Jones Apparel Group, Inc.

Contacts:	Wesley R. Card, Chief Operating and Financial Officer Anita Britt, Senior Vice President, Finance and Investor Relations (215) 785-4000

JONES APPAREL GROUP, INC. REPORTS FIRST QUARTER 2002
REVENUES AND EARNINGS

NEW YORK, NEW YORK -- April 30, 2002 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced that revenues for the first quarter of 2002 increased by 5% to $1,127 million from $1,078 million for the first quarter of 2001. Earnings per share for the quarter were $.77, excluding previously announced after-tax charges of $.14 per share for contractual obligations under certain employment contracts, and $.10 per share resulting from a cumulative effect of change in accounting principle for the non-cash write-down of trademarks to comply with the requirements of SFAS No. 142 (Accounting for Goodwill and Other Intangibles). These charges are outlined further below. These results compare to $.84 per share for the first quarter of 2001, as adjusted for the adoption of SFAS No. 142.

Sidney Kimmel, Chairman, stated, "The resiliency of the economy and the performance of our products in the retail channel, including our own retail stores, generally exceeded our initial expectations. We believe that our multi-brand product strategy, focusing on diversification and balance across distribution channels, target consumers and core competencies, provides us with the ability to generate positive results in a challenging retail environment."

Peter Boneparth, President, commented, "Strong results in our licensed Lauren by Ralph Lauren and Polo Jeans Company businesses and our moderate apparel businesses, led by Norton McNaughton, offset weaker performance in our career collection and our costume jewelry businesses. Our Nine West wholesale and retail businesses also benefited from a number of strategic initiatives implemented under the leadership of Rhonda Brown, President and CEO, Footwear, Accessories and Retail Group and her team over the past six months. The overall blend of these businesses provided stronger operating margins than we initially expected."

Wesley Card, Chief Operating and Financial Officer, commented on the Company's financial position, "We are very pleased with our operational performance, particularly the quality of our inventories and our cash generation. Quarter-end inventories were $479 million, or $429 million exclusive of the McNaughton Apparel Group inventory (McNaughton was acquired in June 2001). This compared to a 2001 quarter ending inventory level of $605 million, representing a year over year reduction of 29%. We ended the quarter with $143 million in cash and $990 million of debt, principally long-term, resulting in a net debt to book capitalization of 29.6%. This is a significant reduction from the first quarter 2001 ratio of 42.1%, and is especially noteworthy given the acquisitions of McNaughton Apparel Group and Judith Jack in 2001. Our disciplined control of inventories, combined with our industry-leading operating margins, provided for stronger free cash flow than we anticipated, and allowed us to fund the acquisition of Gloria Vanderbilt from available cash at the start of the second quarter."

Mr. Boneparth added, "We forecast that revenues for the full year 2002 will approximate $4.2 billion and earnings per share, excluding the above mentioned charges, will approximate $2.65. I'd like to reaffirm our long-term earnings per share growth target of 15% for 2003 and beyond. At this early stage, absent acquisitions or share repurchases, we estimate that earnings per share for our core businesses will approximate $2.95 for the full year 2003."

Mr. Boneparth concluded, "We are pleased to announce the promotion of Ira Dansky to Executive Vice President, General Counsel and Company Secretary. Ira has been an integral member of senior management and we look forward to his continued contribution to the success of the Company." Mr. Dansky has served as General Counsel since 1996.

The contractual obligations under employment contracts are primarily for former President Jackwyn Nemerov and Irwin Samelman, Vice Chairman. The charges under these contracts are comprised of pre-tax amounts totaling $18.4 million for contractual salary and bonus obligations, and $10.8 million for non-cash compensation expense resulting from contractual vesting of outstanding stock options and restricted stock. Also included is a pre-tax amount of $2 million related to certain obligations under the employment agreement that the Company entered into with Peter Boneparth when it acquired McNaughton Apparel Group, Inc. in 2001. These obligations were satisfied in March 2002 when Mr. Boneparth was elected President and designated to become the Company's Chief Executive Officer on May 22, 2002. All of these charges have been recorded in selling, general and administrative expenses. As a result of the adoption of SFAS No. 142, the Company recognized an impairment in the valuation of certain trademarks in the amount of $22.2million, which has been recorded as a cumulative effect of change in accounting principle totaling $13.8 million after tax, or $.10 per share, during the first quarter of 2002.

The Company will webcast the management review of its first quarter earnings at 8:30 a.m. EST.

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Erika, Energie, Gloria Vanderbilt, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2001 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

JONES APPAREL GROUP, INC.
CONSOLIDATED OPERATING RESULTS
(UNAUDITED)

All amounts in millions except per share data

FIRST QUARTER                                  2002                 2001
                                          ---------------     ---------------
Net sales                                 $1,120.3  99.4%     $1,072.3  99.5%
Licensing income (net)                         6.6   0.6%          5.4   0.5%
                                          ---------------     ---------------
Total revenues                             1,126.9 100.0%      1,077.7 100.0%
Cost of goods sold                           678.5  60.2%        630.4  58.5%
                                          ---------------     ---------------
Gross profit                                 448.4  39.8%        447.3  41.5%
SG&A expenses                                265.5  23.6%        257.3  23.9%
Executive compensation obligations            31.2   2.8%            -     -
Amortization of goodwill                         -     -           9.6   0.9%
                                          ---------------     ---------------
Income from operations                       151.7  13.5%        180.4  16.7%
Net interest expense and financing costs      16.0   1.4%         21.1   2.0%
                                          ---------------     ---------------
Income before taxes                          135.7  12.0%        159.3  14.8%
Provision for income taxes                    51.2   4.5%         62.9   5.8%
                                          ---------------     ---------------
Income before cumulative effect of
  change in accounting principle              84.5   7.5%         96.4   8.9%
Cumulative effect of change in accounting
  for intangible assets, net of tax           13.8   1.2%            -     -
                                          ---------------     ---------------
Net income                                   $70.7   6.3%        $96.4   8.9%
                                          ===============     ===============

Shares outstanding - diluted                 137.3               130.4

Reported income before cumulative effect
  of change in accounting principle          $84.5               $96.4
Add back: amortization of goodwill and
  trademarks, net of tax                         -                11.5
                                            ------              ------
Adjusted income before cumulative effect
  of change in accounting principle           84.5               107.9
Cumulative effect of change in accounting
  for intangible assets                       13.8                   -
                                            ------              ------
Adjusted net income per SFAS No. 142         $70.7              $107.9
                                            ======              ======

Earnings Per Share - Diluted
  Reported income before cumulative
    effect of change in accounting
    principle                                $0.63               $0.75
  Amortization of goodwill and trademarks,
    net of tax                                   -               $0.09
                                            ------              ------
  Adjusted income before cumulative
    effect of change in accounting
    principle                                $0.63               $0.84
  Cumulative effect of change in
    accounting for intangible assets         $0.10                   -
                                            ------              ------
  Adjusted net income per SFAS No. 142       $0.53               $0.84
                                            ======              ======

Percentages may not add due to rounding.

JONES APPAREL GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

all amounts in millions
                                             April 6, 2002  April 7, 2001
                                             -------------  -------------
ASSETS
CURRENT:
  Cash and cash equivalents                         $143.3          $93.6
  Accounts receivable, net of allowance of
    $12.1 and $13.4 for doubtful accounts            585.1          624.6
  Inventories                                        478.9          605.0
  Deferred taxes                                      64.3           77.6
  Other current assets                                45.6           54.8
                                             -------------  -------------
    TOTAL CURRENT ASSETS                           1,317.2        1,455.6

Property, plant and equipment, at cost, less
  accumulated depreciation and amortization          246.6          221.4
Goodwill, less accumulated amortization            1,369.8        1,078.2
Other intangibles, less accumulated amortization     509.8          366.8
Other assets                                          79.7           99.5
                                             -------------  -------------
                                                  $3,523.1       $3,221.5
                                             =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
  Short-term borrowings and current
    portion of long-term debt and capital
    lease obligations                                 $8.3         $260.0
  Accounts payable                                   181.3          204.9
  Income taxes payable                                67.8           63.0
  Accrued expenses and other current
    liabilities                                      171.8          141.7
                                             -------------  -------------
    TOTAL CURRENT LIABILITIES                        429.2          669.6
                                             -------------  -------------
NONCURRENT LIABILITIES:
  Long-term debt and obligation under
    capital leases                                   980.7          959.3
  Other                                               99.5           42.3
                                             -------------  -------------
    TOTAL NONCURRENT LIABILITIES                   1,080.2        1,001.6
                                             -------------  -------------
    TOTAL LIABILITIES                              1,509.4        1,671.2
                                             -------------  -------------

STOCKHOLDERS' EQUITY                               2,013.7        1,550.3
                                             -------------  -------------
                                                  $3,523.1       $3,221.5
                                             =============  =============

JONES APPAREL GROUP, INC.
SEGMENT INFORMATION
(UNAUDITED)

all amounts in millions

                            Wholesale  Wholesale   Wholesale           Other &
                               Better   Moderate  Footwear &           Elimin-      Cons-
                              Apparel    Apparel Accessories   Retail   ations   olidated
                            -------------------------------------------------------------
For the fiscal quarter
ended April 6, 2002:

  Revenues from external
    customers                  $474.0     $256.5      $233.9   $155.9     $6.6   $1,126.9
  Intersegment revenues          29.8        1.4        22.5        -    (53.7)         -
                               ----------------------------------------------------------
    Total revenues              503.8      257.9       256.4    155.9    (47.1)   1,126.9
                               ==========================================================

  Segment Income               $108.1      $46.9       $31.0     $6.6   ($40.9)     151.7
                               ===============================================
                                21.5%      18.2%       12.1%     4.2%    13.5%
  Net interest expense                                                               16.0
                                                                                 --------
  Income before provision
    for income taxes                                                               $135.7
                                                                                 ========

For the fiscal quarter
ended April 7, 2001:

  Revenues from external
    customers                  $538.9      $78.7      $294.1    $160.6    $5.4   $1,077.7
  Intersegment revenues          25.6        6.1        25.6         -   (57.3)         -
                               ----------------------------------------------------------
    Total revenues              564.5       84.8       319.7     160.6   (51.9)   1,077.7
                               ==========================================================

  Segment Income               $123.9       $5.6       $71.6      $2.1  ($13.2)     190.0
                               ===============================================
                                21.9%       6.6%       22.4%      1.3%   17.6%
  Amortization of goodwill                                                            9.6
  Net interest expense                                                               21.1
                                                                                 --------
  Income before provision
    for income taxes                                                               $159.3
                                                                                 ========